SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: April, 2022	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

400 – 10220 103 Avenue NW

Edmonton, Alberta

Canada T5J 0K4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____	Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: April 4, 2022	By:	/s/ Paul J. D. Alpern
	Name:	Paul J. D. Alpern
	Title:	Senior Vice President, Secretary and General Counsel

EXPLANATORY NOTE

This report on Form 6-K is being furnished to replace the Management Information Circular attached as Exhibit 99.2 to the Form 6-K originally furnished to the Securities and Exchange Commission on April 1, 2022 (the “Original Management Information Circular”) in order to correct errors in the Fixed Number Equity Grant – Director DSU Awards in 2021 table on page 24 and the Directors’ Total Compensation for 2021 table on page 26. The Management Information Circular attached as Exhibit 99.1 hereto supersedes the Original Management Information Circular.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Information Circular